Registration No.  333-233004
                                                        1940 Act No. 811-05903

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         Amendment No. 1 to Form S-6

   FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                 INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.    Exact name of trust:

                                   FT 8283

B.    Name of depositor:

                         FIRST TRUST PORTFOLIOS L.P.

C.    Complete address of depositor's principal executive offices:

                            120 East Liberty Drive
                                  Suite 400
                           Wheaton, Illinois 60187

D.    Name and complete address of agents for service:

                                                Copy to:

      JAMES A. BOWEN                            ERIC F. FESS
      c/o First Trust Portfolios L.P.           c/o Chapman and Cutler LLP
      120 East Liberty Drive                    111 West Monroe Street
      Suite 400                                 Chicago, Illinois 60603
      Wheaton, Illinois  60187

E.    Title and Amount of Securities Being Registered:

      An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.    Approximate date of proposed sale to public:

      As soon as practicable after the effective date of the Registration Statement.

|X| Check box if it is proposed that this filing will become effective on October 9, 2019 at 2:00 p.m. pursuant to Rule 487.
                        ________________________________


                    Diversified Equity Strategic Allocation
                          Port. 4Q '19 - Term 1/15/21

                                    FT 8283

FT 8283 is a series of a unit investment trust, the FT Series. FT 8283 consists of a single portfolio known as Diversified Equity Strategic Allocation Port. 4Q '19 - Term 1/15/21 (the "Trust"). The Trust invests in a portfolio of common stocks diversified across various market capitalizations, growth and value styles, sectors and countries (the "Securities"). The Securities are selected by applying a disciplined investment strategy which adheres to pre-determined screens and factors. The Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                FIRST TRUST(R)

                                 800-621-1675


                The date of this prospectus is October 9, 2019

                               Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Registered Public Accounting Firm  5
Statement of Net Assets                                  6
Schedule of Investments                                  7
The FT Series                                           12
Portfolio                                               13
Risk Factors                                            14
Backtested Hypothetical Performance Information         17
Public Offering                                         18
Distribution of Units                                   21
The Sponsor's Profits                                   22
The Secondary Market                                    22
How We Purchase Units                                   22
Expenses and Charges                                    22
Tax Status                                              23
Retirement Plans                                        25
Rights of Unit Holders                                  26
Income and Capital Distributions                        26
Redeeming Your Units                                    27
Investing in a New Trust                                28
Removing Securities from the Trust                      28
Amending or Terminating the Indenture                   29
Information on the Sponsor, Trustee and Evaluator       30
Other Information                                       31

                  Summary of Essential Information (Unaudited)

      Diversified Equity Strategic Allocation Port. 4Q '19 - Term 1/15/21
                                    FT 8283


   At the Opening of Business on the Initial Date of Deposit-October 9, 2019



                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                                      111,931
Fractional Undivided Interest in the Trust per Unit (1)                                                        1/111,931
Public Offering Price:
Public Offering Price per Unit (2)                                                                            $   10.000
   Less Initial Sales Charge per Unit (3)                                                                          (.000)
                                                                                                              __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                    10.000
   Less Deferred Sales Charge per Unit (3)                                                                         (.135)
                                                                                                              __________
Redemption Price per Unit (5)                                                                                      9.865
   Less Creation and Development Fee per Unit (3)(5)                                                               (.050)
   Less Organization Costs per Unit (5)                                                                            (.011)
                                                                                                              __________
Net Asset Value per Unit                                                                                      $    9.804
                                                                                                              ==========
Cash CUSIP Number                                                                                             30298H 662
Reinvestment CUSIP Number                                                                                     30298H 670
Fee Account Cash CUSIP Number                                                                                 30298H 688
Fee Account Reinvestment CUSIP Number                                                                         30298H 696
Pricing Line Product Code                                                                                         126523
Ticker Symbol                                                                                                     FHVBRX

First Settlement Date                              October 11, 2019
Mandatory Termination Date (6)                     January 15, 2021
Income Distribution Record Date                    Tenth day of each June and December, commencing December 10, 2019.
Income Distribution Date (7)                       Twenty-fifth day of each June and December, commencing December 25, 2019.

_____________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Income and Capital Accounts, as determined at the semi-annual Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.


                                                                                                                      Amount
                                                                                                                      per Unit
                                                                                                                      ________
Unit Holder Sales Fees (as a percentage of public offering price)
Maximum Sales Charge
   Initial sales charge                                                                                 0.00%(a)      $.000
   Deferred sales charge                                                                                1.35%(b)      $.135
   Creation and development fee                                                                         0.50%(c)      $.050
                                                                                                        _____         _____
   Maximum sales charge (including creation and development fee)                                        1.85%         $.185
                                                                                                        =====         =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                                         .110%(d)      $.0110
                                                                                                        =====         ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees                               .059%         $.0060
   Trustee's fee and other operating expenses                                                           .126%(f)      $.0127
                                                                                                        _____         ______
      Total                                                                                             .185%         $.0187
                                                                                                        =====         ======


                                    Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust and the principal amount and distributions are rolled every 15 months into a New Trust. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, sales charges and expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

    1 Year       3 Years      5 Years      10 Years
    ______       _______      _______      ________
    $215         $663         $917         $1,993

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing January 17, 2020.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%. If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.

(d) Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for the Trust do not include brokerage costs and other portfolio transaction fees for the Trust. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                             Report of Independent
                       Registered Public Accounting Firm


To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 8283

Opinion on the Statement of Net Assets

We have audited the accompanying statement of net assets of FT 8283, comprising Diversified Equity Strategic Allocation Port. 4Q '19 - Term 1/15/21 (the "Trust"), one of the series constituting the FT Series, including the schedule of investments, as of the opening of business on October 9, 2019 (Initial Date of Deposit), and the related notes. In our opinion, the statement of net assets presents fairly, in all material respects, the financial position of the Trust as of the opening of business on October 9, 2019 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of net assets. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of securities, as shown in the statement of net assets, as of the opening of business on October 9, 2019, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
October 9, 2019

We have served as the auditor of one or more investment companies sponsored by First Trust Portfolios L.P. since 2001.

                            Statement of Net Assets

      Diversified Equity Strategic Allocation Port. 4Q '19 - Term 1/15/21
                                    FT 8283


   At the Opening of Business on the Initial Date of Deposit-October 9, 2019



                                                          NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                          $1,119,306
Less liability for reimbursement to Sponsor for organization costs (3)                                          (1,231)
Less liability for deferred sales charge (4)                                                                   (15,111)
Less liability for creation and development fee (5)                                                             (5,597)
                                                                                                            __________
Net assets                                                                                                   1,097,367
                                                                                                            ==========

Units outstanding                                                                                              111,931
Net asset value per Unit (6)                                                                                $    9.804

                                                    ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                       $1,119,306
Less maximum sales charge (7)                                                                                  (20,708)
Less estimated reimbursement to Sponsor for organization costs (3)                                              (1,231)
                                                                                                            __________
Net assets                                                                                                  $1,097,367
                                                                                                            ==========

______________

                       NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for the Trust is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of January 15, 2021.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $1,500,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0110 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on January 17, 2020 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 20, 2020. If Unit holders redeem Units before March 20, 2020, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public Offering Price (equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

      Diversified Equity Strategic Allocation Port. 4Q '19 - Term 1/15/21
                                    FT 8283


   At the Opening of Business on the Initial Date of Deposit-October 9, 2019



                                                                             Percentage       Number     Market      Cost of
Ticker Symbol and                                                            of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(3)                                          Offering Price   Shares     per Share   the Trust (2)
___________________________________                                          ______________   _______    _________   _____________
COMMON STOCKS (100.00%):
Communication Services (7.35%):
GOOGL         Alphabet Inc. (Class A) *                                        0.85%             8       $1,190.13   $   9,521
T             AT&T Inc.                                                        0.83%           249           37.48       9,333
BCE           BCE Inc. +                                                       0.67%           154           48.45       7,461
IPG           The Interpublic Group of Companies, Inc.                         0.33%           184           20.27       3,730
KDDIY         KDDI Corporation (ADR) +                                         0.67%           544           13.71       7,458
NTDOY         Nintendo Co., Ltd. (ADR) +                                       0.67%           160           46.68       7,469
NTTYY         Nippon Telegraph and Telephone Corporation (ADR) +               0.67%           149           50.17       7,475
OMC           Omnicom Group Inc.                                               0.33%            50           74.97       3,749
SCHL          Scholastic Corporation                                           0.17%            52           36.03       1,874
TMUS          T-Mobile US, Inc. *                                              0.83%           120           77.62       9,314
TTWO          Take-Two Interactive Software, Inc. *                            0.33%            31          119.45       3,703
TDS           Telephone and Data Systems, Inc.                                 0.17%            76           24.59       1,869
TWTR          Twitter, Inc. *                                                  0.83%           235           39.70       9,330
Consumer Discretionary (16.65%):
ADDYY         adidas AG (ADR) +                                                0.66%            50          148.15       7,408
ARMK          Aramark                                                          0.33%            87           42.68       3,713
ABG           Asbury Automotive Group, Inc. *                                  0.17%            20           94.80       1,896
AN            AutoNation, Inc. *                                               0.33%            79           47.10       3,721
AZO           AutoZone, Inc. *                                                 0.84%             9        1,049.50       9,446
BBY           Best Buy Co., Inc.                                               0.33%            57           65.28       3,721
COLM          Columbia Sportswear Company                                      0.33%            39           95.47       3,723
DHI           D.R. Horton, Inc.                                                0.83%           176           52.92       9,314
DRI           Darden Restaurants, Inc.                                         0.34%            33          113.94       3,760
DKS           Dick's Sporting Goods, Inc.                                      0.17%            49           38.39       1,881
DG            Dollar General Corporation                                       0.83%            58          159.84       9,271
ESLOY         EssilorLuxottica S.A. (ADR) +                                    0.67%           106           70.47       7,470
FL            Foot Locker, Inc.                                                0.33%            91           40.85       3,717
GNTX          Gentex Corporation                                               0.33%           146           25.55       3,730
GHC           Graham Holdings Company                                          0.17%             3          645.90       1,938
HD            The Home Depot, Inc.                                             0.83%            41          226.67       9,293
IDEXY         Industria de Diseno Textil, S.A. (ADR) +                         0.67%           496           15.05       7,465
KSS           Kohl's Corporation                                               0.33%            77           48.40       3,727
LEN           Lennar Corporation                                               0.83%           158           59.14       9,344
LGIH          LGI Homes, Inc. *                                                0.17%            23           81.39       1,872
LAD           Lithia Motors, Inc.                                              0.16%            15          121.05       1,816
MDC           M.D.C. Holdings, Inc.                                            0.17%            43           43.82       1,884
MHK           Mohawk Industries, Inc. *                                        0.33%            30          122.31       3,669
NVR           NVR, Inc. *                                                      0.33%             1        3,693.91       3,694
PHM           PulteGroup, Inc.                                                 0.33%           102           36.62       3,735
ROST          Ross Stores, Inc.                                                0.83%            86          107.88       9,278
SNE           Sony Corporation (ADR) +                                         0.66%           130           57.21       7,437
SHOO          Steven Madden, Ltd.                                              0.17%            56           33.47       1,874
TGT           Target Corporation                                               0.83%            86          108.52       9,333
TMHC          Taylor Morrison Home Corporation (Class A) *                     0.17%            72           25.77       1,855
TXRH          Texas Roadhouse, Inc.                                            0.17%            37           50.24       1,859
TJX           The TJX Companies, Inc.                                          0.83%           168           55.42       9,311

                       Schedule of Investments (cont'd.)

      Diversified Equity Strategic Allocation Port. 4Q '19 - Term 1/15/21
                                    FT 8283


   At the Opening of Business on the Initial Date of Deposit-October 9, 2019



                                                                           Percentage       Number     Market      Cost of
Ticker Symbol and                                                          of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares     per Share   the Trust (2)
___________________________________                                        ______________   _______    _________   _____________
Consumer Discretionary (cont'd.):
TOL         Toll Brothers, Inc.                                              0.33%            95       $  39.31    $  3,734
BLD         TopBuild Corp. *                                                 0.17%            20          95.45       1,909
TM          Toyota Motor Corporation (ADR) +                                 0.67%            57         131.43       7,492
TPH         TRI Pointe Group, Inc. *                                         0.17%           130          14.40       1,872
URBN        Urban Outfitters, Inc. *                                         0.17%            71          26.37       1,872
VWAGY       Volkswagen AG (ADR) +                                            0.67%           457          16.32       7,458
Consumer Staples (13.31%):
SAM         The Boston Beer Company, Inc. *                                  0.33%            10         371.51       3,715
CASY        Casey's General Stores, Inc.                                     0.33%            23         161.54       3,715
CENTA       Central Garden & Pet Company (Class A) *                         0.17%            68          27.53       1,872
COST        Costco Wholesale Corporation                                     0.83%            32         291.89       9,341
HENKY       Henkel AG & Co. KGaA (ADR) +                                     0.67%           320          23.29       7,453
HSY         The Hershey Company                                              0.84%            60         156.28       9,377
HRL         Hormel Foods Corporation                                         0.83%           216          43.08       9,305
IPAR        Inter Parfums, Inc.                                              0.16%            27          68.45       1,848
JJSF        J & J Snack Foods Corp.                                          0.17%            10         192.61       1,926
KR          The Kroger Co.                                                   0.83%           381          24.46       9,319
LRLCY       L'Oreal S.A. (ADR) +                                             0.67%           139          53.62       7,453
LANC        Lancaster Colony Corporation                                     0.33%            27         135.42       3,656
TAP         Molson Coors Brewing Company                                     0.33%            67          55.34       3,708
MNST        Monster Beverage Corporation *                                   0.83%           167          55.88       9,332
FIZZ        National Beverage Corp.                                          0.17%            41          45.84       1,879
PEP         PepsiCo, Inc.                                                    0.83%            68         137.24       9,332
PFGC        Performance Food Group Company *                                 0.33%            86          43.57       3,747
PDRDY       Pernod Ricard S.A. (ADR) +                                       0.67%           198          37.71       7,467
PSMT        PriceSmart, Inc.                                                 0.17%            28          67.50       1,890
SFM         Sprouts Farmers Market, Inc. *                                   0.17%           101          18.41       1,859
SYY         Sysco Corporation                                                0.83%           120          77.57       9,308
TSN         Tyson Foods, Inc. (Class A)                                      0.83%           116          80.43       9,330
UVV         Universal Corporation                                            0.17%            35          53.08       1,858
WBA         Walgreens Boots Alliance, Inc.                                   0.83%           179          52.09       9,324
WMT         Walmart, Inc.                                                    0.83%            79         117.58       9,289
WDFC        WD-40 Company                                                    0.16%            10         183.98       1,840
Energy (9.82%):
BP          BP Plc (ADR) +                                                   0.66%           202          36.85       7,444
CVX         Chevron Corporation                                              0.83%            83         111.71       9,272
CNX         CNX Resources Corporation *                                      0.17%           262           7.11       1,863
E           Eni SpA (ADR) +                                                  0.67%           253          29.49       7,461
EOG         EOG Resources, Inc.                                              0.83%           136          68.73       9,347
EQNR        Equinor ASA +                                                    0.67%           413          18.05       7,455
XOM         Exxon Mobil Corporation                                          0.83%           140          66.70       9,338
HFC         HollyFrontier Corporation                                        0.33%            72          52.09       3,750
OXY         Occidental Petroleum Corporation                                 0.83%           228          40.83       9,309
OKE         ONEOK, Inc.                                                      0.83%           137          68.20       9,343
PE          Parsley Energy, Inc. (Class A)                                   0.33%           235          15.86       3,727
PSX         Phillips 66                                                      0.83%            92         100.82       9,275
RDS/A       Royal Dutch Shell Plc (ADR) +                                    0.67%           132          56.44       7,450
SU          Suncor Energy Inc. +                                             0.67%           256          29.09       7,447
TOT         Total S.A. (ADR) +                                               0.67%           154          48.54       7,475

                       Schedule of Investments (cont'd.)

      Diversified Equity Strategic Allocation Port. 4Q '19 - Term 1/15/21
                                    FT 8283


   At the Opening of Business on the Initial Date of Deposit-October 9, 2019



                                                                           Percentage       Number     Market      Cost of
Ticker Symbol and                                                          of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares     per Share   the Trust (2)
___________________________________                                        ______________   ______     _________   _____________
Financials (7.02%):
ALL         The Allstate Corporation                                         0.83%            88       $ 105.90    $  9,319
ANAT        American National Insurance Company                              0.16%            16         115.26       1,844
AJG         Arthur J. Gallagher & Co.                                        0.33%            43          86.76       3,731
BNS         The Bank of Nova Scotia +                                        0.67%           134          55.67       7,460
CINF        Cincinnati Financial Corporation                                 0.83%            82         113.82       9,333
CNS         Cohen & Steers, Inc.                                             0.17%            35          53.71       1,880
EIG         Employers Holdings, Inc.                                         0.17%            44          42.40       1,866
ERIE        Erie Indemnity Company                                           0.34%            21         179.15       3,762
FAF         First American Financial Corporation                             0.33%            64          58.01       3,713
FHN         First Horizon National Corporation                               0.33%           239          15.60       3,728
HLI         Houlihan Lokey, Inc.                                             0.17%            43          43.71       1,880
MKTX        MarketAxess Holdings Inc.                                        0.34%            11         346.67       3,813
ORI         Old Republic International Corporation                           0.33%           162          22.98       3,723
RNST        Renasant Corporation                                             0.17%            56          33.39       1,870
SAFT        Safety Insurance Group, Inc.                                     0.17%            19          98.58       1,873
SFNC        Simmons First National Corporation                               0.17%            80          23.40       1,872
TROW        T. Rowe Price Group, Inc.                                        0.84%            87         107.74       9,373
ZURVY       Zurich Insurance Group AG (ADR) +                                0.67%           197          37.86       7,458
Health Care (12.19%):
ARNA        Arena Pharmaceuticals, Inc. *                                    0.17%            41          45.14       1,851
ARWR        Arrowhead Pharmaceuticals, Inc. *                                0.17%            59          31.48       1,857
BIO         Bio-Rad Laboratories, Inc. (Class A) *                           0.34%            12         319.73       3,837
BIIB        Biogen Inc. *                                                    0.83%            42         221.94       9,321
BMY         Bristol-Myers Squibb Company                                     0.83%           185          50.36       9,317
CI          Cigna Corporation                                                0.83%            63         147.19       9,273
EW          Edwards Lifesciences Corporation *                               0.84%            43         218.03       9,375
EHC         Encompass Health Corporation                                     0.33%            60          62.17       3,730
EXEL        Exelixis, Inc. *                                                 0.33%           226          16.52       3,732
HCA         HCA Healthcare, Inc.                                             0.83%            80         116.64       9,331
HSIC        Henry Schein, Inc. *                                             0.33%            60          62.13       3,728
HMSY        HMS Holdings Corp. *                                             0.17%            56          33.08       1,852
JNJ         Johnson & Johnson                                                0.84%            71         131.84       9,361
LHCG        LHC Group, Inc. *                                                0.17%            17         108.94       1,852
MDT         Medtronic Plc +                                                  0.67%            71         105.01       7,456
MOH         Molina Healthcare, Inc. *                                        0.33%            33         111.29       3,673
NVO         Novo Nordisk A/S (ADR) +                                         0.67%           145          51.50       7,468
REGN        Regeneron Pharmaceuticals, Inc. *                                0.84%            33         285.10       9,408
RHHBY       Roche Holding AG (ADR) +                                         0.67%           207          35.97       7,446
SYK         Stryker Corporation                                              0.84%            45         207.88       9,355
UHS         Universal Health Services, Inc. (Class B)                        0.33%            26         143.20       3,723
VRTX        Vertex Pharmaceuticals Incorporated *                            0.83%            55         169.55       9,325
Industrials (14.15%):
AIR         AAR CORP.                                                        0.17%            46          40.40       1,858
BMCH        BMC Stock Holdings, Inc. *                                       0.17%            74          25.20       1,865
BRC         Brady Corporation                                                0.16%            36          51.27       1,846
CHRW        C.H. Robinson Worldwide, Inc.                                    0.33%            45          82.15       3,697
CTAS        Cintas Corporation                                               0.84%            36         260.33       9,372
CPRT        Copart, Inc. *                                                   0.83%           116          80.15       9,297

                       Schedule of Investments (cont'd.)

      Diversified Equity Strategic Allocation Port. 4Q '19 - Term 1/15/21
                                    FT 8283


   At the Opening of Business on the Initial Date of Deposit-October 9, 2019



                                                                           Percentage       Number     Market      Cost of
Ticker Symbol and                                                          of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares     per Share   the Trust (2)
___________________________________                                        ______________   ______     _________   _____________
Industrials (cont'd.):
CMI         Cummins Inc.                                                     0.83%            61       $ 153.14    $  9,342
CW          Curtiss-Wright Corporation                                       0.33%            30         124.18       3,725
EXPD        Expeditors International of Washington, Inc.                     0.33%            54          68.98       3,725
EXPO        Exponent, Inc.                                                   0.17%            27          69.38       1,873
FCN         FTI Consulting, Inc. *                                           0.33%            35         107.00       3,745
GNRC        Generac Holdings Inc. *                                          0.34%            49          76.83       3,765
HUBG        Hub Group, Inc. *                                                0.16%            40          46.03       1,841
KNX         Knight-Swift Transportation Holdings Inc.                        0.33%           109          34.22       3,730
LHX         L3Harris Technologies Inc.                                       0.84%            45         209.25       9,416
LSTR        Landstar System, Inc.                                            0.33%            34         108.87       3,702
LMT         Lockheed Martin Corporation                                      0.82%            24         382.12       9,171
MSM         MSC Industrial Direct Co., Inc. (Class A)                        0.33%            55          67.52       3,714
NOC         Northrop Grumman Corporation                                     0.82%            25         368.44       9,211
OC          Owens Corning                                                    0.33%            63          59.35       3,739
PCAR        PACCAR Inc                                                       0.83%           140          66.56       9,318
PWR         Quanta Services, Inc.                                            0.33%           101          37.07       3,744
RBC         Regal Beloit Corporation                                         0.17%            27          68.49       1,849
RUSHA       Rush Enterprises, Inc. (Class A)                                 0.17%            52          36.14       1,879
SAIA        Saia, Inc. *                                                     0.17%            21          90.24       1,895
SSD         Simpson Manufacturing Co., Inc.                                  0.17%            27          68.54       1,851
SNA         Snap-on Incorporated                                             0.34%            25         151.89       3,797
LUV         Southwest Airlines Co.                                           0.83%           176          53.03       9,333
SAVE        Spirit Airlines, Inc. *                                          0.17%            56          33.10       1,854
UNF         UniFirst Corporation                                             0.17%            10         189.62       1,896
UFPI        Universal Forest Products, Inc.                                  0.17%            47          39.45       1,854
VCISY       Vinci S.A. (ADR) +                                               0.67%           286          26.12       7,470
WM          Waste Management, Inc.                                           0.83%            81         114.77       9,296
WSO         Watsco, Inc.                                                     0.34%            23         165.00       3,795
Information Technology (7.18%):
ACN         Accenture Plc +                                                  0.67%            41         182.20       7,470
AMKR        Amkor Technology, Inc. *                                         0.17%           195           9.56       1,864
AMAT        Applied Materials, Inc.                                          0.83%           189          49.31       9,320
AVX         AVX Corporation                                                  0.17%           124          15.02       1,862
CRUS        Cirrus Logic, Inc. *                                             0.17%            35          52.86       1,850
DIOD        Diodes Incorporated *                                            0.17%            48          39.09       1,876
DXC         DXC Technology Company                                           0.33%           142          26.33       3,739
NSIT        Insight Enterprises, Inc. *                                      0.17%            34          55.08       1,873
INTC        Intel Corporation                                                0.84%           188          49.73       9,348
KN          Knowles Corporation *                                            0.17%            93          20.12       1,871
LRCX        Lam Research Corporation                                         0.83%            41         227.70       9,336
MMS         MAXIMUS, Inc.                                                    0.33%            50          74.07       3,704
MU          Micron Technology, Inc. *                                        0.83%           219          42.64       9,337
MSI         Motorola Solutions, Inc.                                         0.84%            55         170.75       9,391
TER         Teradyne, Inc.                                                   0.33%            64          58.04       3,715
TTEC        TTEC Holdings, Inc.                                              0.16%            40          46.20       1,848
VSH         Vishay Intertechnology, Inc.                                     0.17%           111          16.86       1,871

                       Schedule of Investments (cont'd.)

      Diversified Equity Strategic Allocation Port. 4Q '19 - Term 1/15/21
                                    FT 8283


   At the Opening of Business on the Initial Date of Deposit-October 9, 2019



                                                                           Percentage       Number     Market      Cost of
Ticker Symbol and                                                          of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares     per Share   the Trust (2)
___________________________________                                        ______________   ______     _________   _____________
Materials (2.34%):
CBT         Cabot Corporation                                                0.17%             44      $  42.33    $    1,863
NUE         Nucor Corporation                                                0.33%             77         48.65         3,746
RS          Reliance Steel & Aluminum Co.                                    0.33%             38         98.18         3,731
SMG         The Scotts Miracle-Gro Company                                   0.34%             37        102.12         3,778
SHECY       Shin-Etsu Chemical Co., Ltd. (ADR) +                             0.67%            294         25.40         7,468
STLD        Steel Dynamics, Inc.                                             0.33%            135         27.62         3,729
SCL         Stepan Company                                                   0.17%             20         93.54         1,871
Real Estate (2.81%):
APLE        Apple Hospitality REIT, Inc. (4)                                 0.17%            116         16.07         1,864
EQIX        Equinix, Inc. (4)                                                0.81%             16        569.50         9,112
EQC         Equity Commonwealth (4)                                          0.33%            120         31.18         3,742
MPW         Medical Properties Trust, Inc. (4)                               0.33%            189         19.78         3,738
PSA         Public Storage (4)                                               0.84%             38        246.82         9,379
VER         VEREIT, Inc. (4)                                                 0.33%            377          9.88         3,725
Utilities (7.18%):
ALE         ALLETE, Inc.                                                     0.33%             43         85.75         3,687
AVA         Avista Corporation                                               0.17%             39         48.15         1,878
CMS         CMS Energy Corporation                                           0.33%             58         64.10         3,718
ED          Consolidated Edison, Inc.                                        0.83%            100         93.00         9,300
DUK         Duke Energy Corporation                                          0.83%             97         96.09         9,321
ENLAY       Enel SpA (ADR) +                                                 0.67%          1,012          7.37         7,458
ENGIY       Engie S.A. (ADR) +                                               0.67%            463         16.12         7,464
IBDRY       Iberdrola S.A. (ADR) +                                           0.67%            182         41.00         7,462
MDU         MDU Resources Group, Inc.                                        0.33%            136         27.35         3,720
NWN         Northwest Natural Holding Company                                0.17%             27         68.97         1,862
OGS         ONE Gas, Inc.                                                    0.34%             40         94.28         3,771
OTTR        Otter Tail Corporation                                           0.17%             35         53.20         1,862
WEC         WEC Energy Group, Inc.                                           0.83%             99         94.17         9,323
XEL         Xcel Energy Inc.                                                 0.84%            147         63.59         9,348
                                                                           _______                                 __________
                 Total Investments                                         100.00%                                 $1,119,306
                                                                           =======                                 ==========

___________

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on October 9, 2019. Such purchase contracts are expected to settle within two business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to the Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement," the Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $1,127,852 and $8,546, respectively.

(3) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 20.07% of the investments of the Trust (consisting of Canada, 2.01%; Denmark, 0.67%; France, 4.02%; Germany, 2.00%; Ireland, 1.34%; Italy, 1.34%; Japan, 4.01%; The Netherlands, 0.67%;
Norway, 0.67%; Spain, 1.34%; Switzerland, 1.34% and United Kingdom, 0.66%).

(4) This Security represents the common stock of a real estate investment trust ("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise approximately 2.81% of the investments of the Trust.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

* This Security represents a non-income producing security.

                                 The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 8283, consists of a single portfolio known as Diversified Equity Strategic Allocation Port. 4Q '19 - Term 1/15/21.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from the Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                                   Portfolio

Objective.


The Trust seeks above-average total return by investing in a portfolio of common stocks diversified across various market capitalizations, growth and value styles, sectors and countries. Under normal circumstances, the Trust will invest at least 80% of its assets in equity securities. The Trust is concentrated in stocks of the industry or group of industries comprising the consumer products sector.


A Tactical Approach to Security Selection.

1. Identify the universe of eligible stocks.

The first step in our selection process is to establish a universe of stocks as of two business days prior to the Initial Date of Deposit (the "selection date") from which the portfolio will be selected. The universe is divided into seven distinct styles consisting of six domestic equity asset classes and one international equity asset class.

The domestic universe is established by identifying the 3,000 largest U.S. stocks (excluding limited partnerships, royalty trusts, regulated investment companies and business development companies) and then separating them into large-cap (largest 10%), mid-cap (next 20%), and small-cap (remaining 70%). The stocks in each group are then divided evenly between growth and value by their price-to-book ratios to establish the universe of stocks eligible for selection from within each asset class. In the case of the small-cap universe, only the 250 largest stocks with a minimum average daily trading volume of $1,000,000 within each growth and value group are included to ensure sufficient liquidity. The international universe consists of the 100 largest companies from developed nations which are American Depositary Receipts/ADRs or directly listed in the United States.

Number of Eligible Stocks in Each Selection Universe:

           Domestic    Domestic    Domestic
           Large-Cap   Mid-Cap     Small-Cap   International
           _________________________________________________
Growth        150        300          250           100
Value         150        300          250

2. Apply the rules-based stock selection models.

We then rank the stocks within each of the seven universes based on two multi-factor models, with each factor within a model receiving an equal weight. Half of a stock's ranking is based on a risk model and the remaining half is based on a model which is determined by their style designation. Value and international stocks are ranked on one model while growth stocks are ranked using a separate model.

Stock Selection Factors.

Risk Model:

- Debt to equity

- Beta

- Earnings variability (measured by comparing a company's trailing 12-months earnings per share from the previous five years against a straight, or linear, trend line). Companies that have more consistent earnings growth are assigned a higher ranking.

Value & International Model:

- Price to book

- Price to cash flow

- Return on assets (for the trailing 12 months)

- 3-month price appreciation

Growth Model:

- Price to sales

- Price to cash flow

- Change in return on assets

- 6-month price appreciation

3. Select the highest scoring stocks.

The 30 stocks with the best overall ranking from each of the seven style classes are selected for the portfolio, subject to a maximum of six stocks from any one of the major market sectors as determined by S&P's Global Industry Classification Standard. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the better price to cash flow ratio is selected. The seven style classes are approximately weighted as follows.

Large-Cap Growth                 25%
Large-Cap Value                  25%
Mid-Cap Growth                   10%
Mid-Cap Value                    10%
Small-Cap Growth                  5%
Small-Cap Value                   5%
International                    20%

Stocks are approximately equally weighted within their style, taking into consideration that only whole shares will be purchased.

Please note that we applied the strategy which makes up the portfolio for the Trust at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus are not eligible for inclusion in the Trust's portfolio.

The Securities were selected as of the selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from the Trust as described under "Removing Securities from the Trust" are not eligible for inclusion in the Trust's portfolio.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

The publisher of the S&P Composite 1500 (R) Index is not affiliated with us and has not participated in creating the Trust or selecting the Securities for the Trust. Except as noted herein, the index publisher has not approved of any of the information in this prospectus.

                                  Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 15-month life of the Trust, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The global economy continues to experience moderate growth. At the same time developed and developing economies outside the United States are broadly experiencing economic recoveries on a regional and global perspective. Worldwide, central bank monetary policy is trending towards policies of interest rate normalization though at different levels of commitment and in varying degrees of progress.

As economies around the world have begun to reflate, inflation has trended modestly higher but so far not to worrisome levels. Inflation remains relatively tame worldwide, partly reflecting unemployment rates, worker participation rates and a continuation of the process of financial deleveraging in major developed economies. The global employment situation has improved but upside to wage growth remains challenged, as the effects of globalization and technology continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind some emerging market economies, have come off their highs recently due to a number of factors including regional economic slowdowns and concerns tied to trade skirmish/war risk. Recent strength of the U.S. dollar against a number of foreign currencies has negatively impacted sentiment towards foreign assets and attracted investors to U.S. assets. Concern about the continued strength in the price of oil would appear somewhat overstated considering the effects of technology on production, distribution and usage, which are counter- inflationary over the intermediate to long term.

Monetary risk remains a concern should central banks raise their benchmark rates suddenly at a quicker pace and to unexpectedly higher levels.

Tax reform in the United States, in the form of tax cuts and opportunity for repatriation of earnings for corporations, could provide liquidity as the Federal Reserve removes stimulus via the process of normalization. In effect, this could enable companies to navigate the process of interest rate normalization without as much disruption as some expect.

Tariff risk could possibly recede quickly should resolution appear on the horizon. For now, fundamentals stateside (economic and corporate revenue and earnings) do not appear to be showing signs of deterioration but rather look to have further room for improvement.

Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. If the Trust is concentrated in more than one sector, at least 25% of the Trust's portfolio is invested in each sector in which it is concentrated. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.


The Trust is concentrated in stocks of the industry or group of industries comprising the consumer products sector.


Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer product companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer product companies.

REITs. Certain of the Securities held by the Trust are issued by REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.

Strategy. Please note that we applied the strategy which makes up the Trust's portfolio at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of the strategy would have resulted in the selection of different securities. There is no guarantee that the investment objective of the Trust will be achieved. The actual performance of the Trust will be different than the hypothetical returns of the Trust's strategy. No representation is made that the Trust will or is likely to achieve the hypothetical performance shown. Because the Trust is unmanaged and follows a strategy, the Trustee will not buy or sell Securities in the event the strategy is not achieving the desired results.

Growth Investing Risk. Certain of the Securities held by the Trust are issued by companies which, based upon their higher than average price/book ratios, we believe will experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company's growth potential is not realized, the securities purchased may not perform as expected, reducing the Trust's return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "growth" stocks may perform differently from the market as a whole and other types of securities.

Value Investing Risk. Certain of the Securities held by the Trust are issued by companies which, based upon their lower than average price/book ratios, we believe to be undervalued or inexpensive relative to other companies in the same industry or the economy as a whole. These Securities were generally selected on the basis of an issuer's business and economic fundamentals or the securities' current and projected credit profiles, relative to current market price. Such securities are subject to the risk of misestimating certain fundamental factors and will generally underperform during periods when value style investments are "out of favor."

Foreign Securities. Certain of the Securities held by the Trust are issued by foreign entities, which makes the Trust subject to more risks than if it invested solely in domestic securities. A foreign Security held by the Trust is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Investment Style. Although the Securities contained in the Trust meet the stated style, capitalization, and investment objective of the Trust as of two business days prior to the date of this prospectus, market fluctuations after this date may change a particular Security's classification. Securities will not generally be removed from the Trust as a result of market fluctuations.

Small and/or Mid Capitalization Companies. Certain of the Securities held by the Trust are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trust has become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Sponsor of the Trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trust through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the Trust's third-party service providers, or issuers in which the Trust invests, can also subject the Trust to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-party service provider to, the Trust have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the Trust does not directly control the cybersecurity systems of issuers or third- party service providers.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

                Backtested Hypothetical Performance Information

The following table compares the hypothetical performance information for the identical strategy which comprises the Trust ("Diversified Equity Strategy") and the actual performance of the Standard & Poor's Composite 1500 Index(R) in each of the full years listed below (and as of the most recent month). The Trust did not achieve the performance shown.

These hypothetical returns should not be used to predict or guarantee future performance of the Trust. Returns from the Trust will differ from the Diversified Equity Strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by the Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times or equally weighted in all stocks comprising the Diversified Equity Strategy.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- Currency exchange rates may differ.

You should note that the Trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the Diversified Equity Strategy underperformed the S&P Composite 1500 (R) Index in certain years, and we cannot guarantee that the Trust will outperform the S&P Composite 1500 (R) Index over the life of the Trust or over consecutive rollover periods, if available. The performance information for the S&P Composite 1500 (R) Index has been included for comparison purposes only.

S&P Composite 1500 (R) Index. The S&P Composite 1500 (R) Index is a broad- based capitalization-weighted index of 1500 U.S. companies, covering approximately 85% of the U.S. equities market. The S&P Composite 1500 (R) Index is a combination of the S&P 500 (R) Index, the S&P MidCap 400 (R) and the S&P SmallCap 600 (R).

The index is unmanaged, not subject to fees and not available for direct investment.

            COMPARISON OF HYPOTHETICAL
                  TOTAL RETURN(2)
 (Strategy figures reflect the deduction of sales
charges and expenses but not brokerage commissions
                    or taxes.)
             Hypothetical              Index Total
            Strategy Total              Returns(3)
            Returns(1)(3)
          ______________________________________________

          Diversified Equity      S&P Composite 1500 (R)
Year           Strategy                    Index
____           ________                    _____
1996             15.82%                   22.30%
1997             27.76%                   32.93%
1998             14.37%                   26.32%
1999             21.53%                   20.24%
2000              4.34%                   -6.96%
2001             -0.66%                  -10.63%
2002            -11.21%                  -21.30%
2003             29.27%                   29.55%
2004             18.72%                   11.76%
2005             13.94%                    5.65%
2006             11.87%                   15.31%
2007             11.47%                    5.53%
2008            -32.43%                  -36.72%
2009             24.04%                   27.24%
2010             13.54%                   16.39%
2011              2.56%                    1.72%
2012              8.13%                   16.13%
2013             31.88%                   32.77%
2014             13.13%                   13.05%
2015              1.76%                    1.01%
2016             10.13%                   12.99%
2017             18.15%                   21.10%
2018             -9.53%                   -4.97%
2019             16.53%                   20.17%
(thru 9/30)

____________

(1) The Diversified Equity Strategy stocks for a given year consist of the common stocks selected by applying the Diversified Equity Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested semi-annually for strategy returns and monthly for Index returns and all returns are stated in terms of U.S. dollars. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by the Trust in acquiring Securities or any taxes incurred by investors. If a security which is selected by the Strategy is merged out of existence, delisted or suffers a similar fate during the period in which the hypothetical Strategy performance is being measured, such security will not be replaced by another security during that period and the return of such security will not be annualized in the calculation of the hypothetical returns. Based on the year-by-year hypothetical returns contained in the table, over the full years listed above, the Diversified Equity Strategy would have hypothetically achieved an average annual total return of 9.33%. In addition, over the full years listed above, the Diversified Equity Strategy would have hypothetically achieved a greater average annual total return than the S&P Composite 1500 (R) Index, which was 8.53%.

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3) Source of Index Total Returns: Bloomberg L.P. Source of Hypothetical Strategy Total Returns: Compustat, as confirmed by Bloomberg L.P. and FactSet.

                 HYPOTHETICAL COMPARISON OF
                 ANNUAL RETURN FOR PERIODS
                 ENDING DECEMBER 31, 2018

            Hypothetical          S&P Composite
            Strategy Average      1500 (R) Index
Period      Annual Return         Average Annual Return
______      _____________         _____________________
1 Year         -9.53%                    -4.97%
5 Year          6.27%                     8.23%
10 Year        10.81%                    13.18%


PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                                Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per Unit). On the Initial Date of Deposit, and any other day the Public Offering Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from January 17, 2020 through March 20, 2020. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer (a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of the Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts. However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                             Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per Unit, subject to reductions set forth in "Public Offering-Discounts for Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
____________________________________________________
$25 but less than $100                        0.035%
$100 but less than $150                       0.050%
$150 but less than $250                       0.075%
$250 but less than $1,000                     0.100%
$1,000 but less than $5,000                   0.125%
$5,000 but less than $7,500                   0.150%
$7,500 or more                                0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                             The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                              The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                             How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                              Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account.

The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                                   Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of the Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions" section of the prospectus for more information.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by the Trust.

Income from the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary income dividends, capital gain dividends and return of capital. Income reported is generally net of expenses (but see "Treatment of Trust Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from the Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, the Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Some distributions from the Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. However, capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in REITs) is taxed at a higher rate. The distributions from the Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from the Trust, including capital gains, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a RIC such as the Trust are generally taxed at the same rates that apply to long- term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income ("QDI") received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, the Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations.

Because the Trust holds REIT shares, some dividends may be designated by the REIT as capital gain dividends and, therefore, distributions from the Trust attributable to such dividends and designated by the Trust as capital gain dividends may be taxable to you as capital gains. If you hold a Unit for six months or less, any loss incurred by you related to the sale of such Unit will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such Unit.

Some portion of the dividends on your Units that are attributable to dividends received by the Trust from the REIT shares may be designated by the Trust as eligible for a deduction for qualified business income.

Sale of Units.

If you sell your Units (whether to a third party or to the Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If the Trust holds an equity interest in PFICs, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to the Trust Unit holders. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level. The Trust may be able to make an election that could limit the tax imposed on the Trust. In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, the Trust might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4% excise tax imposed on RICs that do not meet certain distribution thresholds. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from the Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends and short- term capital gains dividends, may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution.


Separately, the United States, pursuant to the Foreign Account Tax Compliance Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S. source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends after December 31, 2018. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.


It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If the Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. The Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of Trust assets when you redeem your Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                                Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                             Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

                        Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of the Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the semi-annual Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. If the Trustee does not have your taxpayer identification number ("TIN"), it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because the Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                              Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 5,000 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 10 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In- Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                            Investing in a New Trust

The Trust's portfolio has been selected on the basis of total return for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of the Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

                       Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" in the case of the Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

                     Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the rollover option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

               Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $425 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2018, the total partners' capital of First Trust Portfolios L.P. was $44,255,416.

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                               Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                                 First Trust(R)

                    Diversified Equity Strategic Allocation
                          Port. 4Q '19 - Term 1/15/21
                                    FT 8283

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132
  Please refer to the "Summary of Essential Information" for the Product Code.
                            ________________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

 THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
  NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                     STATE WHERE A SALE WOULD BE ILLEGAL.
                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:


             - Securities Act of 1933 (file no. 333-233004) and


             - Investment Company Act of 1940 (file no. 811-05903)

 Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trust is available on the EDGAR Database on the SEC's
                         Internet site at www.sec.gov.

                     To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov


                                October 9, 2019


               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                                First Trust(R)

                                 The FT Series

                            Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 8283 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated October 9, 2019. Capitalized terms have been defined in the prospectus.


                               Table of Contents

Risk Factors
   Securities                                                   1
   Dividends                                                    1
   REITs                                                        2
   Foreign Issuers                                              3
   Small and/or Mid Capitalization Companies                    4
Concentration
   Concentration Risk                                           4
   Consumer Products                                            4
Securities                                                      4
   Large-Cap Growth Strategy Stocks                             4
   Large-Cap Value Strategy Stocks                              6
   Mid-Cap Growth Strategy Stocks                               8
   Mid-Cap Value Strategy Stocks                               10
   Small-Cap Growth Strategy Stocks                            11
   Small-Cap Value Strategy Stocks                             13
   International Strategy Stocks                               15

Risk Factors

Securities. An investment in Units of the Trust should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in Units of the Trust should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Concentration

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. If the Trust is concentrated in more than one sector, at least 25% of the Trust's portfolio is invested in each sector in which it is concentrated. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.


The Trust is concentrated in stocks of the industry or group of industries comprising the consumer products sector.


Consumer Products. Risks inherent in an investment in the consumer products sector include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Securities

The following information describes the Securities selected through the application of the Strategy which comprises a portion of the Trust as described in the prospectus.

                       Large-Cap Growth Strategy Stocks


Applied Materials, Inc., headquartered in Santa Clara, California, is an information technology company. The company develops, manufactures, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes biopharmaceutical products globally. The company focuses on producing drugs to treat serious diseases.

Cintas Corporation, headquartered in Cincinnati, Ohio, designs and manufactures corporate identity uniforms which they rent or sell to customers, along with non-uniform equipment. The company also offers ancillary products which include the sale or rental of walk-off mats, fender covers, towels, mops and linen products.

Copart, Inc., headquartered in Dallas, Texas, provides vehicle suppliers, mainly insurance companies, with a full range of services to process and sell salvage vehicles over the Internet through its virtual bidding auction style sales technology. The company primarily sells vehicles to licensed dismantlers, rebuilders and used vehicle dealers.

Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and select private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located internationally.

Dollar General Corporation, headquartered in Goodlettsville, Tennessee, operates a chain of discount retail stores located primarily in the southern, southwestern, midwestern and eastern United States. The company offers a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products and pet supplies, and non-consumable products such as seasonal merchandise.

Edwards Lifesciences Corporation, headquartered in Irvine, California, provides a comprehensive line of products and services designed to treat late-stage cardiovascular disease. The company designs, develops and manufactures heart valve repair products, monitoring devices, oxygenators and pharmaceuticals.

Equinix, Inc., headquartered in Redwood City, California, is a real estate investment trust that provides core Internet exchange services to networks, Internet infrastructure companies, enterprises and content providers, and operates Internet Business Exchange centers in several countries.

HCA Healthcare, Inc., headquartered in Nashville, Tennessee, offers health care services in the United States and England. The company owns, manages and operates hospitals, surgery centers, radiation and oncology therapy centers, rehabilitation and physical therapy centers and various other facilities.

The Hershey Company, headquartered in Hershey, Pennsylvania, is a consumer products company. The company manufactures, distributes and sells chocolate and non-chocolate, confectionery and grocery products in the United States and internationally.

The Home Depot, Inc., headquartered in Atlanta, Georgia, is a home improvement retailer. The company operates do-it-yourself warehouse stores in the United States, Canada and Mexico that sell a wide assortment of building material, home improvement, and lawn and garden products.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells health care products, medical devices and pharmaceuticals globally. The company provides research and other related support and services for the consumer, pharmaceutical and medical diagnostic markets.

L3Harris Technologies Inc., headquartered in Melbourne, Florida, through its subsidiaries, provides communications products, systems and services to government and commercial customers worldwide. The company's products include RF communications, government communication systems and integrated network solutions.

Lam Research Corporation, headquartered in Fremont, California, is an information technology company. The company designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits for a wide range of applications.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, is a global security and aerospace company that is principally engaged in the research, design and manufacture of advanced technology products and services. The company operates globally and its products and services focus on defense, intelligence, homeland security, cybersecurity and information technology.

Monster Beverage Corporation, headquartered in Corona, California, through its subsidiaries, develops, markets and distributes "alternative" beverages worldwide. The company's products include non-carbonated ready-to-drink iced teas, lemonades, juice cocktails, dairy and coffee drinks, energy drinks, sports drinks and flavored sparkling beverages.

Motorola Solutions, Inc., headquartered in Chicago, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems, semiconductors and electronic equipment for military and aerospace use.

Northrop Grumman Corporation, headquartered in Falls Church, Virginia, is a security company providing advanced technology in aerospace systems, electronic systems and information systems. The company's products include but are not limited to aircraft, laser systems, microelectronics, satellite communications, as well as various military defense systems supporting national intelligence.

ONEOK, Inc., headquartered in Tulsa, Oklahoma, is a natural gas company. The company leases pipeline capacity to customers for use in transporting natural gas to their facilities, transports gas for others, produces natural gas and oil, and extracts and sells natural gas liquids in Oklahoma.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages internationally, including "Pepsi," "Gatorade," "Mountain Dew," "Sierra Mist," "Tropicana" and "Aquafina" brands. In North America, the company's Frito-Lay segment offers a variety of chips, snacks and dips, including "Doritos," "Ruffles" and "Cheetos."

Public Storage, headquartered in Glendale, California, is a real estate investment trust specializing in mini warehouses and self-service storage facilities. The company also has properties used in other industrial and commercial operations.

Ross Stores, Inc., headquartered in Dublin, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

Stryker Corporation, headquartered in Kalamazoo, Michigan, develops, makes and markets specialty surgical and medical products. The company's products include orthopedic implants, powered surgical instruments, endoscopic systems, patient care and handling equipment for the global market and neurosurgical devices.

Sysco Corporation, headquartered in Houston, Texas, is the largest marketer and distributor of foodservice products in North America. The company provides food products and related services to restaurants, healthcare and educational facilities, lodging establishments and other foodservice operations across the contiguous United States and portions of Alaska and Canada.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores featuring moderately-priced merchandise and groceries. The company also offers a fully integrated online business.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, is an off-price apparel and home fashions retailer. The company operates "T.J. Maxx," "Marshalls," "HomeGoods" and "T.K. Maxx" stores in the United States and internationally.

Vertex Pharmaceuticals Incorporated, headquartered in Boston, Massachusetts, discovers, develops and markets small molecule drugs that address the treatment of viral diseases, cancer, autoimmune and inflammatory diseases and neurological disorders.

Walmart, Inc., headquartered in Bentonville, Arkansas, is an international consumer staples company. The company owns and operates retail department stores, supercenters, full-line supermarkets and warehouse clubs.

Waste Management, Inc., headquartered in Houston, Texas, is an international waste management company providing disposal services, collection and transfer services, recycling and resource recovery services and hazardous waste management. The company serves commercial, residential, municipal and industrial clients throughout the United States and globally.


                        Large-Cap Value Strategy Stocks


The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, private passenger automobile and homeowners policies and offers life insurance, annuity and group pension products. The company markets its products through independent agents and brokers, and also directly through call centers and the Internet.

Alphabet Inc. (Class A), headquartered in Mountain View, California, operates as a holding company. The company, through its subsidiaries, provides web-based search, maps, advertisements, software applications, mobile operating systems, consumer content, enterprise solutions, commerce and hardware products. The company was created in 2015 as the parent company of Google Inc. and several other companies that were owned by or tied to Google Inc.

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, directory publishing and advertising services.

Biogen Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company. The company primarily engages in the research, development and manufacture of targeted therapies for the treatment of neurodegenerative diseases, hematologic conditions and autoimmune disorders.

Chevron Corporation, headquartered in San Ramon, California, is an integrated energy company. The company explores, develops and produces crude oil and natural gas and refines it into industrial petroleum products.

Cigna Corporation, headquartered in Bloomfield, Connecticut, is an insurance company. The company offers life, accident, dental and health insurance along with other products and services to individuals, families and businesses.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products and provides leasing and financing and investment management services to institutions, corporations and individuals.

Consolidated Edison, Inc., headquartered in New York, New York, owns all of the outstanding common stock of Consolidated Edison Company of New York, Inc., which provides electric service in all of New York City (except part of Queens) and most of Westchester County. It also provides gas service in Manhattan, the Bronx and parts of Queens and Westchester, and steam service in parts of Manhattan.

Cummins Inc., headquartered in Columbus, Indiana, is an engine manufacturer. The company designs, manufactures and services diesel and natural gas engines and engine-related products.

D.R. Horton, Inc., headquartered in Arlington, Texas, is one of the most geographically diversified homebuilders in the United States, with operating divisions in more than 25 states. The company positions itself between large-volume and local custom homebuilders and sells its single-family homes to the entry-level and move-up market segments.

Duke Energy Corporation, headquartered in Charlotte, North Carolina, is a utility company. Together with its subsidiaries, the company provides electric service, operates interstate natural gas pipelines, and markets electricity, natural gas and natural gas liquids.

EOG Resources, Inc., headquartered in Houston, Texas, along with its subsidiaries, explores for, develops, produces and markets crude oil and natural gas. The company operates in the United States, Canada, Trinidad and other international areas.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

Hormel Foods Corporation, headquartered in Austin, Minnesota, engages in the production and marketing of various meat and food products. The company primarily operates in the United States.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. The company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience store business throughout the United States. The company also manufactures and processes food for sale by its supermarkets.

Lennar Corporation, headquartered in Miami, Florida, is engaged in the two principal businesses of building and selling homes and providing mortgage financing services.

Micron Technology, Inc., headquartered in Boise, Idaho, designs, develops, makes and sells semiconductor memory products, personal computer systems and network servers.

Occidental Petroleum Corporation, headquartered in Houston, Texas, is a multinational organization whose principal business segments are oil and gas exploration and production, as well as chemical and vinyl manufacturing and marketing.

PACCAR Inc, headquartered in Bellevue, Washington, makes light-, medium- and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

Phillips 66, headquartered in Houston, Texas, is an energy manufacturing and logistics company. The company has operations in midstream, chemicals, refining, and marketing and specialties businesses.

Regeneron Pharmaceuticals, Inc., headquartered in Tarrytown, New York, is a biopharmaceutical company. The company discovers, develops and commercializes medicines for the treatment of serious medical conditions in the United States.

Southwest Airlines Co., headquartered in Dallas, Texas, is an air transportation company. The company provides air transportation in the United States that mainly serves short-haul city pairs, targeting the business commuter and leisure traveler.

T-Mobile US, Inc., headquartered in Bellevue, Washington, offers mobile communications services under the "T-Mobile" brands in the United States, Puerto Rico and the U.S. Virgin Islands. The company's brands include "T-Mobile," "MetroPCS" and "GoSmart."

T. Rowe Price Group, Inc., headquartered in Baltimore, Maryland, is a financial services holding company. The company, through its subsidiaries, serves as an investment advisor to both individual and institutional investors and manages a variety of stock, bond and money market mutual funds.

Twitter, Inc., headquartered in San Francisco, California, is a global platform for commentary and conversation in real time. The company allows users the ability to write messages and follow other users' activities.

Tyson Foods, Inc. (Class A), headquartered in Springdale, Arkansas, produces, processes and markets a variety of food products consisting of value-enhanced chicken, fresh and frozen chicken, beef and pork products and prepared foods. The company also produces flour and corn tortillas, taco shells and high-protein animal food ingredients. The company's products are marketed through its food service, wholesale membership clubs, retail and international divisions.

Walgreens Boots Alliance, Inc., headquartered in Deerfield, Illinois, with its subsidiaries, operates a global network of pharmacies with a presence in more than 25 countries. The company provides consumer goods and services, health and wellness services, prescription and non-prescription drugs, general merchandise, household items, personal care, photofinishing, candy and beauty care, as well as specialty pharmacy services for chronic health issues.

WEC Energy Group, Inc., headquartered in Milwaukee, Wisconsin, a holding company, is principally engaged in the generation, transmission, distribution and sale of electric energy, gas and steam to customers in Wisconsin and the upper peninsula of Michigan.

Xcel Energy Inc., headquartered in Minneapolis, Minnesota, is engaged in the generation, transmission and distribution of electricity and natural gas. The company generates electricity using coal, nuclear, natural gas, hydro, solar, oil and refuse, biomass and wind energy sources.


                        Mid-Cap Growth Strategy Stocks


Aramark, headquartered in Philadelphia, Pennsylvania, provides food, uniform and facilities services. The company operates internationally, with a primary market in North America.

Arthur J. Gallagher & Co., headquartered in Rolling Meadows, Illinois, and its subsidiaries, are engaged in providing insurance brokerage, employee benefit, risk management and related service to clients in the United States and abroad.

Best Buy Co., Inc., headquartered in Richfield, Minnesota, sells a wide selection of name brand consumer electronics, home office equipment, entertainment software and appliances through retail stores in numerous states.

The Boston Beer Company, Inc., headquartered in Boston, Massachusetts, produces beer, malt beverages and hard cider products under the brand names "Sam Adams," "Twisted Tea" and "Angry Orchard." The company distributes its products in the United States, Canada, the Caribbean, Europe, Israel, Mexico and the Pacific Rim.

C.H. Robinson Worldwide, Inc., headquartered in Eden Prairie, Minnesota, offers multimodal transportation services and a variety of logistics solutions, including fresh produce sourcing and freight consolidation. The company operates a network of offices in the United States and internationally.

Casey's General Stores, Inc., headquartered in Ankeny, Iowa, operates convenience stores in small towns in the Midwest. The stores offer food, beverages and non-food products such as health and beauty aids, tobacco products, automotive products and gasoline by company stores and from the wholesale sale of merchandise items and gasoline to franchised stores.

CMS Energy Corporation, headquartered in Jackson, Michigan, is an energy holding company operating through subsidiaries in the United States and in selected markets around the world.

Columbia Sportswear Company, headquartered in Portland, Oregon, is one of the largest outerwear manufacturers in the world and leading seller of skiwear in the United States.

Curtiss-Wright Corporation, headquartered in Charlotte, North Carolina, designs, develops and manufactures flight control actuation systems and components for the aerospace industry, provides metal treating services, and manufactures highly engineered valves for flow control.

Darden Restaurants, Inc., headquartered in Orlando, Florida, is a full service restaurant organization operating restaurants under the brand names "The Olive Garden," "Bahama Breeze," "LongHorn Steakhouse" and "The Capital Grille," among others.

Encompass Health Corporation, headquartered in Birmingham, Alabama, operates inpatient rehabilitation hospitals. The company provides specialized rehabilitative treatment on an inpatient and outpatient basis in the United States.

Erie Indemnity Company, headquartered in Erie, Pennsylvania, provides sales, underwriting and policy issuance services to the policyholders of Erie Insurance Exchange in the United States.

Exelixis, Inc., headquartered in Alameda, California, is a biopharmaceutical company. The company develops and commercializes new medicines to improve care and outcomes for people with cancer.

Expeditors International of Washington, Inc., headquartered in Seattle, Washington, is engaged in the business of logistics management, including international freight forwarding and consolidation, for both air and ocean freight. The company operates globally.

Generac Holdings Inc., headquartered in Waukesha, Wisconsin, designs, manufactures and markets a range of generators and other engine powered products for the residential, light commercial, industrial and construction markets in the United States and Canada.

Gentex Corporation, headquartered in Zeeland, Michigan, designs, manufactures and markets products developed with electro-optic technology. Products include automatic dimming rearview mirrors and fire safety products. The company markets its products globally.

Henry Schein, Inc., headquartered in Melville, New York, is a large distributor of health care products and services, including practice management software, to office-based health care practitioners in the combined North American and European markets. The company's operations include direct marketing, telesales and field sales.

The Interpublic Group of Companies, Inc., headquartered in New York, New York, is a global advertising and marketing service company. The company offers consumer advertising, digital marketing, communications planning, public relations, sports and entertainment marketing, and strategic marketing consulting.

Lancaster Colony Corporation, headquartered in Westerville, Ohio, operates in three retail business segments: specialty foods, glassware and candles, and automotive.

Landstar System, Inc., headquartered in Jacksonville, Florida, through subsidiaries, operates as a truckload carrier in North America, transporting a variety of freight including iron and steel, automotive products, paper, lumber and building products, aluminum, chemicals, foodstuffs, heavy machinery, ammunition and explosives, and military hardware.

MarketAxess Holdings Inc., headquartered in New York, New York, through its subsidiaries, enables electronic trading of corporate bonds and other types of fixed-income securities. The company's multi-dealer trading platform allows clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice.

MAXIMUS, Inc., headquartered in Reston, Virginia, is a provider of program management and consulting services to government agencies throughout the United States.

Molina Healthcare, Inc., headquartered in Long Beach, California, is a multi-state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals.

NVR, Inc., headquartered in Reston, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes; and mortgage banking.

Omnicom Group Inc., headquartered in New York, New York, together with its subsidiaries, provides worldwide services in advertising, marketing and corporate communications. The company's services also include brand consultancy, crisis communications and market research and analysis, among others.

Performance Food Group Company, headquartered in Richmond, Virginia, is a food distribution company. The company markets and distributes a range of food products to restaurants, concessions stands, schools, theaters and other institutional customers within the United States.

The Scotts Miracle-Gro Company, headquartered in Marysville, Ohio, supplies consumer products for lawn and garden care, with a full range of products such as fertilizers, lawn food products, plant foods, soil and garden tools.

Take-Two Interactive Software, Inc., headquartered in New York, New York, develops, publishes and markets interactive entertainment for consumers worldwide. The company's products are delivered through physical retail, digital download, online and cloud streaming services.

Teradyne, Inc., headquartered in North Reading, Massachusetts, designs, develops and manufactures electronic test systems and software for use in the electronics industry. The company's products are also used in the military/aerospace, telecommunications and computer industries.

Watsco, Inc., headquartered in Miami, Florida, together with its subsidiaries, is a distributor of air conditioning, heating and refrigeration equipment and related parts and supplies. The company has operations throughout North America.


                         Mid-Cap Value Strategy Stocks


ALLETE, Inc., headquartered in Duluth, Minnesota, is an energy company. Together with its subsidiaries, the company generates, transmits, distributes, markets and trades electrical power for both its retail and wholesale customers in the upper Midwest.

AutoNation, Inc., headquartered in Fort Lauderdale, Florida, retails, finances and services new and used vehicles. The company also provides other related products and services, such as the sale of parts and accessories, extended service contracts, insurance products and other aftermarket products, and collision repair services.

Bio-Rad Laboratories, Inc. (Class A), headquartered in Hercules, California, is a manufacturer of health care products. The company produces and markets a broad range of appliances and systems used to separate, identify and analyze complex chemical and biological materials.

DXC Technology Company, headquartered in Tysons, Virginia, is an information technology company. The company provides analytics, applications, business processes, cloud, consulting and security services.

Equity Commonwealth, headquartered in Chicago, Illinois, is a self-managed real estate investment trust that owns and leases commercial office buildings and senior housing properties throughout the United States.

First American Financial Corporation, headquartered in Santa Ana, California, provides various financial services in the United States and internationally, operating in two segments: Title Insurance and Services, and Specialty Insurance.

First Horizon National Corporation, headquartered in Memphis, Tennessee, is a bank holding company that provides diversified financial services through its principal subsidiary, First Tennessee Bank National Association, as well as its other banking and banking-related subsidiaries.

Foot Locker, Inc., headquartered in New York, New York, is a global retail athletic footwear and apparel company. The company markets its products primarily in mall-based stores and in high-traffic urban retail areas.

FTI Consulting, Inc., headquartered in Washington, D.C., together with its subsidiaries, provides litigation and claims management consulting to corporations, law firms and insurance companies. The company's consulting services include visual communications and trial consulting, engineering and scientific investigation, financial services, and assessment and expert testimony regarding intellectual property rights. The company has operations worldwide.

HollyFrontier Corporation, headquartered in Dallas, Texas, is an independent petroleum refiner producing, transporting and storing high-value light products such as gasoline, diesel fuel and jet fuel through its affiliates. The company's refineries serve markets in the Mid-Continent, Southwest and Rocky Mountain regions of the United States.

Knight-Swift Transportation Holdings Inc., headquartered in Phoenix, Arizona, operates as a multi-faceted transportation services company and truckload carrier in North America. The company offers dry van, temperature-controlled, flat bed, cross border and intermodal transport services.

Kohl's Corporation, headquartered in Menomonee Falls, Wisconsin, operates family oriented, specialty department stores primarily in the Midwest and Mid-Atlantic that feature quality, moderately priced apparel, shoes, accessories, soft home products and housewares.

MDU Resources Group, Inc., headquartered in Bismarck, North Dakota, through wholly-owned subsidiaries, provides electric and/or natural gas and propane distribution service to communities in North Dakota and nearby states, owns oil and gas interests throughout the United States, offers integrated construction services, and installs and repairs electric power lines.

Medical Properties Trust, Inc., headquartered in Birmingham, Alabama, is a real estate investment trust that acquires and develops healthcare facilities and leases the facilities to healthcare operating companies.

Mohawk Industries, Inc., headquartered in Calhoun, Georgia, is a flooring manufacturer. The company develops carpet, ceramic tile, laminate, wood, stone and vinyl flooring products for residential and commercial use.

Molson Coors Brewing Company, headquartered in Denver, Colorado, is a multinational brewing company. The company produces beers that are designed to appeal to a range of consumer tastes, styles and price preferences.

MSC Industrial Direct Co., Inc. (Class A), headquartered in Melville, New York, distributes industrial equipment and supplies to industrial customers throughout the United States. The company distributes a full line of products, including cutting tools, abrasives, measuring instruments, machine tool accessories, safety equipment, fasteners, welding supplies and electrical supplies.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries, are engaged in the manufacture and sale of steel products internationally. The company's products include hot-rolled, cold-rolled and galvanized sheet, cold finished steel, bar steel and more.

Old Republic International Corporation, headquartered in Chicago, Illinois, is an insurance holding company. The company's subsidiaries are engaged in the underwriting and marketing of a variety of coverage options, including property and liability, life and disability, title, mortgage guaranty and health insurance.

ONE Gas, Inc., headquartered in Tulsa, Oklahoma, provides gas and oil services to residential, commercial, industrial, transportation and wholesale industries.

Owens Corning, headquartered in Toledo, Ohio, provides insulation, roofing, siding, basement and acoustic systems for building and remodeling, composites solutions and asphalt.

Parsley Energy, Inc. (Class A), headquartered in Austin, Texas, is an oil and natural gas company focused on the acquisition, development and exploitation of unconventional oil and natural gas reserves. The company operates in the United States.

PulteGroup, Inc., headquartered in Atlanta, Georgia, is a holding company whose subsidiaries are engaged in homebuilding and financial services businesses.

Quanta Services, Inc., headquartered in Houston, Texas, is a provider of specialized contracting services, offering infrastructure solutions to the gas, oil and electric power industries. The company operates across North America and internationally.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company that provides cutting, leveling, sawing, machining and electropolishing services. The company operates processing and distribution facilities throughout the United States and worldwide.

Snap-on Incorporated, headquartered in Kenosha, Wisconsin, is a tool manufacturer. The company develops, manufactures and markets tools, equipment, diagnostics and system solutions for the professional tool user in various industries.

Steel Dynamics, Inc., headquartered in Fort Wayne, Indiana, is a manufacturer of steel products and a metals recycler. The company operates in three segments: steel operations, metals recycling and steel fabrication.

Toll Brothers, Inc., headquartered in Horsham, Pennsylvania, designs, builds, markets and finances single-family homes in middle and high income residential communities. The communities are located mainly on land the company has developed in suburban residential areas.

Universal Health Services, Inc. (Class B), headquartered in King of Prussia, Pennsylvania, owns and operates acute care hospitals, behavioral health centers and women's hospitals; and operates/manages surgery and radiation oncology centers. The company operates throughout the United States and Puerto Rico.

VEREIT, Inc., headquartered in Phoenix, Arizona, is a real estate investment trust focused on the acquisition and ownership of single tenant freestanding commercial real estate properties. The company offers a combination of long-term and medium-term leases.


                       Small-Cap Growth Strategy Stocks


Arrowhead Pharmaceuticals, Inc., headquartered in Pasadena, California, operates as a biotechnology company. The company develops medicines for the treatment of intractable diseases by silencing the genes.

Asbury Automotive Group, Inc., headquartered in Duluth, Georgia, operates as an automotive retailer in the United States. The company offers new and used vehicles, vehicle maintenance, replacement parts, collision repair services, financing, insurance and service contracts.

Brady Corporation, headquartered in Milwaukee, Wisconsin, is an international manufacturer and marketer of high performance identification solutions and specialty materials that identify and protect premises, products and people.

Cabot Corporation, headquartered in Boston, Massachusetts, produces carbon black, a reinforcing agent for rubber and non-rubber applications, and electronic grade tantalum, columbium, cesium, germanium, niobium titanium, rubidium and tellurium. The company also produces and sells fumed silica and purchases and sells liquefied natural gas.

Cirrus Logic, Inc., headquartered in Austin, Texas, manufactures integrated circuits for the personal computer, consumer and industrial markets. The company offers products and technologies for multimedia, wireless and wireline communications, magnetic hard disk and CD-ROM storage, and data acquisition applications.

Cohen & Steers, Inc., headquartered in New York, New York, together with its subsidiaries, is a registered investment advisor serving individual and institutional investors worldwide. The company manages open-end and closed-end mutual funds, as well as alternative investment strategies.

Diodes Incorporated, headquartered in Plano, Texas, is an information technology company. The company manufactures, sells and distributes application-specific standard products to the semiconductor markets worldwide.

Exponent, Inc., headquartered in Menlo Park, California, together with its subsidiaries, is an engineering and scientific consulting firm. The company's services include analysis of product development, product recall, regulatory compliance and discovery of potential problems related to products, people or impending litigation.

HMS Holdings Corp., headquartered in Irving, Texas, through its subsidiaries, provides cost containment, coordination of benefits and program integrity services to government and private health care programs in the United States. The company's services help reduce fraud and abuse and ensure regulatory compliance.

Houlihan Lokey, Inc., headquartered in Los Angeles, California, is a global investment bank. The company has expertise in mergers and acquisitions, financings, financial restructurings and financial advisory services.

Inter Parfums, Inc., headquartered in New York, New York, manufactures, markets and distributes a wide array of fragrances and fragrance related products. The company's European-based operations produce and distribute prestige fragrance products primarily under license with brand owners. The company's United States-based operations primarily produce and sell fragrance and personal care products under several specialty retail brands.

J & J Snack Foods Corp., headquartered in Pennsauken, New Jersey, manufactures, distributes and markets nutritional snack foods and frozen beverages nationally to the food service and retail supermarket industries.

LGI Homes, Inc., headquartered in The Woodlands, Texas, designs and constructs entry-level, move-up and luxury homes under the Terrata Homes brand name.

LHC Group, Inc., headquartered in Lafayette, Louisiana, through its subsidiaries, provides post-acute health care services to patients throughout the United States. The company's services include skilled nursing care, medically-oriented social services, physical therapy, occupational therapy and speech therapy.

Lithia Motors, Inc., headquartered in Medford, Oregon, is an operator of automotive franchises and a retailer of new and used vehicles and services.

National Beverage Corp., headquartered in Fort Lauderdale, Florida, through its subsidiaries, manufactures and produces a variety of beverage products primarily in the United States. The company gears its products toward health-conscious consumers with offerings like sparkling water, energy drinks and juices, and also sells various soft drinks.

Northwest Natural Holding Company, headquartered in Portland, Oregon, operates as a holding company. Through its subsidiaries, the company builds and maintains natural gas distribution systems and invests in natural gas pipeline projects.

Otter Tail Corporation, headquartered in Fergus Falls, Minnesota, through its subsidiaries, operates in four business segments: electric, manufacturing, construction and plastics. The electric segment includes the production, sale and transmission of energy in Minnesota, North Dakota and South Dakota. The company operates manufacturing facilities in Minnesota and Illinois, is involved in construction projects in the central United States and produces PVC pipe.

PriceSmart, Inc., headquartered in San Diego, California, is primarily engaged in the operation of membership shopping warehouses in Latin America and Asia.

Saia, Inc., headquartered in Johns Creek, Georgia, is a transportation company that provides a variety of trucking transportation and supply chain solutions to a range of industries, including the retail, chemical and manufacturing industries.

Simpson Manufacturing Co., Inc., headquartered in Pleasanton, California, designs, manufactures and markets building construction products globally. The company's products are considered easy to use and cost-effective for customers.

Sprouts Farmers Market, Inc., headquartered in Phoenix, Arizona, is a specialty retailer of fresh, natural and organic food in the United States. The company's stores sell produce, bulk foods, vitamins, groceries, meat and seafood, deli and bakery products, dairy, frozen foods, liquor and natural health, body care and household products.

Stepan Company, headquartered in Northfield, Illinois, engages in the production and sale of specialty and intermediate chemicals. The company's products include surfactants used in cleaning products and polymers used in thermal insulation.

Steven Madden, Ltd., headquartered in Long Island City, New York, together with its subsidiaries, designs, sources, markets and sells fashion-forward footwear brands for women, men and children.

Texas Roadhouse, Inc., headquartered in Louisville, Kentucky, is a moderately priced, full service restaurant chain. The company operates throughout the United States and internationally.

TopBuild Corp., headquartered in Daytona Beach, Florida, is an insulation products company. The company installs and distributes insulation and other building products, including fireplaces, gutters and roofing materials.

TTEC Holdings, Inc., headquartered in Englewood, Colorado, provides outsourced customer support and marketing services for a variety of industries via call centers. The company also provides outsourced database management, direct marketing and related customer retention services for a broad range of industries in the United States and internationally.

UniFirst Corporation, headquartered in Wilmington, Massachusetts, together with its subsidiaries, provides workplace uniforms and specialized protective work wear clothing in the United States, Canada and Europe. The company also provides first aid cabinet services and other safety supplies.

Universal Forest Products, Inc., headquartered in Grand Rapids, Michigan, through its subsidiaries, designs, manufactures, treats and distributes lumber products for retail, industrial and construction markets. The company also produces wood-alternative products.

WD-40 Company, headquartered in San Diego, California, develops and markets multi-purpose maintenance, homecare and cleaning products. The company's products are sold worldwide.


                        Small-Cap Value Strategy Stocks


AAR CORP., headquartered in Wood Dale, Illinois, is a provider of after-market products and services to the worldwide aviation industry. The company also repairs and exchanges a variety of engine parts.

American National Insurance Company, headquartered in Galveston, Texas, is an insurance provider. The company sells a variety of insurance product lines, including life, health, property, casualty and credit insurance.

Amkor Technology, Inc., headquartered in Tempe, Arizona, provides semiconductor packaging and test services, as well as wafer fabrication services to semiconductor manufacturing and design companies. The company markets its products and services internationally.

Apple Hospitality REIT, Inc., headquartered in Richmond, Virginia, is a real estate investment trust. The company focuses its investments on the acquisition and ownership of income-producing real estate, primarily in resorts and hotels throughout the United States.

Arena Pharmaceuticals, Inc., headquartered in San Diego, California, is a biotechnology company. The company focuses on the development of small molecule drugs for a variety of therapeutic areas.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses. The company operates in the western United States and western Canada.

AVX Corporation, headquartered in Fountain Inn, South Carolina, together with its subsidiaries, manufactures and supplies a broad line of passive electronic components, interconnect devices and related products. All types of electronic devices use passive component products to store, filter or regulate electric energy.

BMC Stock Holdings, Inc., headquartered in Raleigh, North Carolina, is a provider of diversified building products and services to professional builders and contractors in the residential housing market. The company's products and services include millwork and structural component manufacturing capabilities, building materials, consultative showrooms and design centers.

Central Garden & Pet Company (Class A), headquartered in Walnut Creek, California, is a marketer and producer of branded products for the pet supply and the lawn and garden supply markets. The company's pet supplies include food, toys, carriers and grooming products. Lawn and garden supplies include seed, herbicides and insecticides, holiday lighting products and other decorative outdoor products.

CNX Resources Corporation, headquartered in Canonsburg, Pennsylvania, is an energy services provider. The company explores for and produces natural gas in the United States.

Dick's Sporting Goods, Inc., headquartered in Coraopolis, Pennsylvania, is a sporting goods retailer that operates stores primarily in the eastern and central United States. The company's stores offer a broad selection of brand name sporting goods equipment, apparel, and footwear.

Employers Holdings, Inc., headquartered in Reno, Nevada, is an insurance holding company. Together with its subsidiaries, the company is engaged in the commercial property and casualty insurance industry, specializing in workers' compensation products and services.

Graham Holdings Company, headquartered in Arlington, Virginia, is a diversified media organization. The company's operations include newspaper publishing, television broadcasting, educational services and magazine publishing.

Hub Group, Inc., headquartered in Oak Brook, Illinois, is an intermodal marketing company and a full-service transportation provider. The company offers intermodal, truck brokerage and comprehensive logistics services.

Insight Enterprises, Inc., headquartered in Tempe, Arizona, sells microcomputers, peripherals and software mainly to small and medium-sized businesses and government clients worldwide. The company deploys and manages technology solutions to assist clients in managing and securing their information technology environments.

Knowles Corporation, headquartered in Itasca, Illinois, is a global supplier of micro-acoustic, audio processing and specialty component solutions. The company serves the mobile consumer electronics, communications, medical, military, aerospace and industrial markets.

M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and Virginia. The company also originates mortgage loans primarily for its home buyers.

Regal Beloit Corporation, headquartered in Beloit, Wisconsin, is a global manufacturer of electric motors, electric generators and mechanical motion control products. The company's products are used in various commercial and industrial applications.

Renasant Corporation, headquartered in Tupelo, Mississippi, is the parent of Renasant Bank and Renasant Insurance. The company operates banking and insurance offices in Mississippi, Alabama, Georgia, Florida and Tennessee. The company provides a range of deposit products, loans, and other services, as well as life, health and disability, and long-term care insurance.

Rush Enterprises, Inc. (Class A), headquartered in New Braunfels, Texas, operates as a retailer of transportation and construction equipment. The company also provides parts, maintenance and related services.

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, is a provider of private passenger automobile insurance primarily in Massachusetts and New Hampshire. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

Scholastic Corporation, headquartered in New York, New York, together with its subsidiaries, engages in publishing and distributing children's books worldwide. The company creates educational and entertainment materials and products for use in school and at home.

Simmons First National Corporation, headquartered in Pine Bluff, Arkansas, through its subsidiaries, provides a range of banking products and services to individual and corporate customers in Arkansas, Missouri and Kansas. The company's products include checking and savings accounts, time deposits, commercial and consumer loans, and investment services.

Spirit Airlines, Inc., headquartered in Miramar, Florida, provides low-fare passenger airline services throughout the United States, the Caribbean and Latin America. The company offers a low base fare combined with a range of optional services for a fee.

Taylor Morrison Home Corporation (Class A), headquartered in Scottsdale, Arizona, builds single-family detached and attached homes, which includes lifestyle and master planned communities.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with wireless and wireline services throughout the United States. The company also provides equipment and repair services.

TRI Pointe Group, Inc., headquartered in Irvine, California, designs, constructs and sells several brands of single-family homes in the United States. The company also develops and sells land and lots.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant that has additional operations in agri-products and also distributes lumber and building products. The company markets its products globally.

Urban Outfitters, Inc., headquartered in Philadelphia, Pennsylvania, is a lifestyle specialty retail company that engages in the retail and wholesale of general consumer products. The company operates retail stores under the "Urban Outfitters," "Anthropologie" and "Free People" brands, among others.

Vishay Intertechnology, Inc., headquartered in Malvern, Pennsylvania, makes and supplies passive electronic components, including resistors, capacitors and inductors, used in a broad range of products containing electronic circuitry.


                         International Strategy Stocks


Accenture Plc, headquartered in Dublin, Ireland, is a professional services company. The company provides management consulting, technology services, and outsourcing services to clients to improve the client's business performance.

adidas AG (ADR), headquartered in Herzogenaurach, Germany, is a sports apparel manufacturer and parent company of the Adidas Group, which consists of the Reebok sportswear company, golf company (including Ashworth), and Rockport. The company markets and sells its products worldwide.

The Bank of Nova Scotia, headquartered in Toronto, Canada, is a financial institution providing a range of financial services in Canada, Asia, the Caribbean, Central and Latin America, the United States and Mexico. The company offers commercial, retail, corporate, international, and private banking services and products.

BCE Inc., headquartered in Verdun, Canada, provides a full range of communication services to residential and business customers. The company's services include IP-broadband, value-added business solutions and direct-to-home satellite and VDSL television services, including local, long distance and wireless phone services, high speed and wireless Internet access.

BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide. The company is engaged in the exploration, field development and production of natural gas and oil throughout the world. The company also refines, manufactures and markets petroleum and petrochemical products to wholesale and retail customers.

Enel SpA (ADR), headquartered in Rome, Italy, produces, distributes and sells electricity and natural gas across Europe, Russia, North America and Latin America.

Engie S.A. (ADR), headquartered in Courbevoie, France, provides a full range of energy and associated services throughout the world. The company trades, transports and stores natural gas and also offers energy management services.

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company generates and trades electricity and operates oil refineries. The company has operations internationally.

Equinor ASA, headquartered in Stavanger, Norway, is the largest integrated oil and gas company in Scandinavia, producing oil and gas from the Norwegian Continental Shelf and other regions.

EssilorLuxottica S.A. (ADR), headquartered in Paris, France, is an eyewear manufacturer. The company designs, makes and sells frames, lenses and other related products to customers worldwide.

Henkel AG & Co. KGaA (ADR), headquartered in Duesseldorf, Germany, manufactures industrial, commercial and consumer chemical products. The company manufactures skin care products, hair dyes, perfumes, detergents, dishwashing soaps, glass cleaners, wallpaper adhesives and roofing products.

Iberdrola S.A. (ADR), headquartered in Bilbao, Spain, generates, distributes, trades and markets electricity in North America, Latin America and Europe. The company operates nuclear, hydroelectric, oil-fueled, coal-burning, and combined cycle natural gas plants.

Industria de Diseno Textil, S.A. (ADR), headquartered in Arteixo, Spain, designs, manufactures and distributes apparel. The company operates retail chains in Europe, the Americas, Asia and Africa.

KDDI Corporation (ADR), headquartered in Tokyo, Japan, together with its subsidiaries, provides telecommunication services in Japan and globally. The company offers mobile communication services, electronic money services, cloud-based solutions for small and mid-sized businesses, and data center services.

L'Oreal S.A. (ADR), headquartered in Clichy, France, along with its subsidiaries, creates and sells various cosmetics products for men and women.

Medtronic Plc, incorporated in Ireland and dually headquartered in Dublin, Ireland and Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.

Nintendo Co., Ltd. (ADR), headquartered in Kyoto, Japan, together with its subsidiaries, manufactures and markets home-use video games globally. The company also produces related software used in conjunction with its television-compatible entertainment systems.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a health care company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

Pernod Ricard S.A. (ADR), headquartered in Paris, France, produces and markets alcoholic beverages. The company offers wines, bitters, whiskies, spirits, liquors, cognac and brandies, white spirits and rum. The company serves customers worldwide.

Roche Holding AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. The company produces prescription and non-prescription drugs, fine chemicals, vitamins and diagnostic equipment. The company manufactures and distributes its products worldwide.

Royal Dutch Shell Plc (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

Shin-Etsu Chemical Co., Ltd. (ADR), headquartered in Tokyo, Japan, produces and distributes synthetic resins and other chemical products such as fertilizers. The company also manufactures electronic materials such as semiconductor silicon, and synthetic and rare earth quartz.

Sony Corporation (ADR), headquartered in Tokyo, Japan, designs, develops, manufactures and markets electronic equipment and devices for the consumer, professional and industrial markets. Products include audio/video equipment for home and car, DVD players/recorders, game consoles, computers and computer peripherals. The company is also engaged in the entertainment and music publishing businesses.

Suncor Energy Inc., headquartered in Calgary, Canada, is an integrated energy company focused on developing petroleum basins in Western Canada. The company also acquires, develops, produces and markets crude oil and natural gas in Canada and internationally, and markets petroleum and petrochemical products primarily in Canada.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks and buses in Japan and internationally. The company also builds homes and pleasure boats, and develops intelligent transportation systems such as radar cruise control and electronic toll collection.

Vinci S.A. (ADR), headquartered in Rueil-Malmaison, France, is a construction and concessions company with operations worldwide. The company's projects include motorway and road infrastructure, rail infrastructure, tunnels, airports, stadiums, car parks and motorway concessions.

Volkswagen AG (ADR), headquartered in Wolfsburg, Germany, manufactures and sells vehicles. The company offers economy and luxury automobiles, sports cars, trucks and commercial vehicles, serving customers globally.

Zurich Insurance Group AG (ADR), headquartered in Zurich, Switzerland, is an insurance-based financial services provider with operations in North America and Europe, as well as in Asia Pacific, Latin America and other markets.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                                  UNDERTAKING

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

A.  Bonding Arrangements of Depositor:

      First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet

         The Prospectus

         The signatures

         Exhibits


                                      S-1

                                   SIGNATURES

      The Registrant, FT 8283, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT
3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT
3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT
4746;  FT  4789;  FT 5039; FT 5415; FT 7033; FT 7256 and FT 7935 for purposes of the representations required by Rule 487 and represents the following:

      (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

      (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

      (3) that it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant   to  the  requirements  of  the  Securities  Act  of  1933,  the
Registrant, FT 8283, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on October 9, 2019.

                                    FT 8283

                                    By   FIRST TRUST PORTFOLIOS L.P.
                                         Depositor




                                    By   Elizabeth H. Bull
                                         Senior Vice President


                                      S-2

      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:


  Name              Title*                                    Date
  ----              -----                                     ----

  James A. Bowen    Director of The Charger Corporation,    ) October 9, 2019
                    the General Partner of First Trust      )
                    Portfolios L.P.                         )
                                                            )
                                                            )
                                                            ) Elizabeth H. Bull
                                                            ) Attorney-in-Fact**

* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 7359 (File No. 333-224320) and the same is hereby incorporated herein by this reference.


                                      S-3

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

       We consent to the use in this Amendment No. 1 to Registration Statement No. 333-233004 on Form S-6 of our report dated October 9, 2019, relating to the financial statement of FT 8283, comprising Diversified Equity Strategic Allocation Port. 4Q '19 - Term 1/15/21, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP


Chicago, Illinois
October 9, 2019


                                      S-4

                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as
Exhibit 3.1 of the Registration Statement.

                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                                      S-5

                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 8283 and certain subsequent Series, effective October 9, 2019 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust
           Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).


                                      S-6

3.1        Opinion of counsel as to legality of securities being registered.

4.1        Consent of First Trust Advisors L.P.

6.1        List   of  Principal  Officers  of  the  Depositor  (incorporated  by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).


                                      S-7